UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE

TIM with HPE Services Italia has been awarded the Consip tender for the supply of cloud services to the public administration

The 500 million euro contract will speed up the PA digitisation process

Rome, 20 July 2016

TIM with HPE Services Italia (a part of Hewlett Packard Enterprise), has been awarded the first lot of the tender for the supply of cloud computing services to the Public Administration, called by Consip as part of the Public Connectivity System (SPC). The temporary consortium established, of which TIM is authorised representative, also includes Poste Italiane, Postel and Postecom.

The framework contract, worth 500 million euros, will run for up to 5 years and enable the public administration to access a wide range of cloud services supplied through the TIM and HPE Services Italia data centres present throughout national territory, according to high security standards and in compliance with privacy legislation.

The collaboration between TIM and the consortium partners will successfully speed up the public administration digitisation process and the transition to the cloud, with the aim of offering citizens, businesses and institutions with increasingly evolved services in a secure, efficient manner, benefiting from significant reductions in IT infrastructure management costs.

The contract envisages the supply of cloud computing services in the three types (Infrastructure, Platform and Software) in As A Service mode. More specifically, Infrastructure As A Service includes virtual servers and storage supplied remotely and made available through infrastructures that are prepared for the exclusive use by the administrations (community clouds), such as virtual machine services, virtual data centres, virtual networks and virtual storage and back-up; Platform As A Service regards platforms for the development, testing and start-up of applications; Software As A Service envisages applications for the management and storage of documents in compliance with current legislation, in addition to collaboration services, individual productivity, unified communication (audio and video conference, messages and presence), data analysis and reports. Finally, in order to facilitate the PA “cloud transformation” processes, Cloud Enabling services will be available, including support in making physical infrastructures virtual under the scope of the private data processing centres of the public administration and the design and configuration of virtual private cloud and virtual data centre solutions.

TIM is the single brand name for the whole Telecom Italia Group, which operates in the market through a strategy of shared value for the company and the community, offering fixed and mobile telephony, Internet, digital content and cloud services. As the enabler of the most innovative information and communication technologies, TIM is supporting Italy on its journey towards achieving the goal of full digitisation, by creating ultrabroadband network infrastructure and disseminating latest generation services.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager